SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   ___________




                                    FORM 11-K




 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999




           AIR METHODS CORPORATION 401(K) AND RETIREMENT SAVINGS PLAN
                              (Full title of plan)




                             AIR METHODS CORPORATION
                7301 SOUTH PEORIA ST., ENGLEWOOD, COLORADO 80112
  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) and Retirement Savings Plan for the year ended December 31, 1999 prepared in accordance with the financial reporting requirement of ERISA along with the independent auditors' report thereon, is provided beginning on page 1 attached hereto.



                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



           AIR METHODS CORPORATION 401(K) AND RETIREMENT SAVINGS PLAN
                                 (Name of Plan)




Dated:  June 28, 2000                           By:  /s/  Kathleen  Ann  Joyce
                                                     ---------------------------
                                                     Kathleen  Ann  Joyce
                                                     Employee  Benefits  Manager

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS


                                                                            PAGE

Independent  Auditors'  Report                                                 1

Statements  of  Net  Assets  Available  for  Participant  Benefits  -
     December  31,  1999  and  1998                                            2

Statements of Changes in Net Assets Available for Participant Benefits -
     Years  ended  December  31,  1999  and  1998                              3

Notes  to  Financial  Statements                                               4


SUPPLEMENTAL  SCHEDULE

Schedule  of  Assets  Held  for  Investment  Purposes  -
     December  31,  1999                                                       9

                          INDEPENDENT AUDITORS' REPORT


The  Board  of  Directors
Air  Methods  Corporation:

We have audited the accompanying statements of net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement
Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       KPMG  LLP


Denver,  Colorado
June  16,  2000

                              AIR METHODS CORPORATION
                        401(K) AND RETIREMENT SAVINGS PLAN

            Statements of Net Assets Available for Participant Benefits

                            December 31, 1999 and 1998


                                                              1999        1998
                                                          ------------  ---------
 Assets:
   Investments, at fair value (note 3):
     Pooled funds                                         $ 12,583,208  8,928,561
     Air Methods Corporation common stock                      199,915     11,976
     Loans to participants                                     521,093    465,466
                                                          ------------  ---------

           Net assets available for participant benefits  $ 13,304,216  9,406,003
                                                          ============  =========

See  accompanying  notes  to  financial  statements.

                                 AIR METHODS CORPORATION
                           401(K) AND RETIREMENT SAVINGS PLAN

         Statements of Changes in Net Assets Available for Participant Benefits

                         Years ended December 31, 1999 and 1998


                                                                   1999          1998
                                                               -------------  ----------
Contributions:
  Employer                                                     $    399,190     248,746
  Participants                                                    1,224,499     983,354
  Transfer from affiliated plan                                          --     754,547
                                                               -------------  ----------

                                                                  1,623,689   1,986,647
                                                               -------------  ----------

Investment income:
  Net realized and unrealized appreciation of investments
    (note 3)                                                      2,688,119   1,515,426
  Interest                                                           47,676      48,383
                                                               -------------  ----------
        Net investment income                                     2,735,795   1,563,809
                                                               -------------  ----------

        Total additions                                           4,359,484   3,550,456

Deductions from net assets attributed to
  distributions to participants, net of administrative
    expenses and other                                             (461,271)   (385,183)
                                                               -------------  ----------


        Net increase in net assets available for participant
           benefits                                               3,898,213   3,165,273

Net assets available for participant benefits:
  Beginning of year                                               9,406,003   6,240,730
                                                               -------------  ----------

  End of year                                                  $ 13,304,216   9,406,003
                                                               =============  ==========

See  accompanying  notes  to  financial  statements.

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     (a)  BASIS  OF  FINANCIAL  STATEMENT  PRESENTATION

          The Air Methods  Corporation  401(k) and Retirement  Savings Plan (the
          Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for participant benefits and the changes in those net assets.

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

     (b)  INVESTMENTS

          The Plan's investments are managed by Great-West Life & Annuity Insurance Company, the trustee of the Plan. Investments in equity and fixed income pooled funds are stated at fair values based upon quoted market prices of securities underlying the pooled funds. The common stock of the Employer, which was added as an investment option on February 1, 1997, is stated at fair value based upon quoted market price. Short Term and Guaranteed Certificate Funds are stated at cost which approximates market. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Gains and losses on sales of investments are determined using the average cost method.

     (c)  LOANS  TO  PARTICIPANTS

          Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. The loans bear interest at the prime rate plus 2% and have maximum terms of five years, except for loans for primary residences, which may have a term of up to fifteen years. The interest rates on loans outstanding range from 8.75% to 11.0% at December 31, 1999.

(2)  PLAN  DESCRIPTION

     The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


                                                                     (Continued)

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



     (a)  GENERAL

          The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code. The Employer contracts with the trustee and custodian for the investing, safekeeping and accounting for the Plan's assets and valuation of the individual participant's accounts. Effective August 1, 1998, the net assets of a defined contribution plan sponsored by the Employer's subsidiary totaling $754,547 were transferred into the Plan.

          Employees who have completed six months of service and are over the age of 18 are eligible to participate in the Plan through June 1999. Effective July 1, 1999, employees are no longer required to have completed six months of service to be eligible to participate in the Plan.

          Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. Each participant is assessed an annual administrative fee, which varies based upon the number of participants and rates negotiated by the Employer.

     (b)  CONTRIBUTIONS

          The Employer will make a contribution equal to 50% of the first 5% of compensation (the employer matching contribution) contributed by the employee. Effective July 1, 1999, the Employer began making an additional discretionary contribution equal to 1% of compensation (the employer profit sharing contribution), if the participant is employed on the last day of the quarter. This additional discretionary employer profit sharing contribution was made for the third and fourth quarters of fiscal year 1999.

          Participants may annually contribute from 1% to 18% of their annual compensation, up to 15% of their compensation prior to October 1, 1998. The contributions are invested at the direction of the participant in a variety of investment options, as described in note
          3. Maximum contributions by participants are limited as a result of the provisions of the Tax Reform Act of 1986 ($10,000 in 1999 and 1998). Included in participants' contributions are rollovers from other qualified plans of $33,634 and $57,301 in 1999 and 1998, respectively.

     (c)  DISTRIBUTIONS

          Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship or termination of employment. Distributions are either in a lump sum cash payment or through a ten-year certain life annuity.

          Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 1999 or 1998.


                                                                     (Continued)

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



     (d)  VESTING

          Participant contributions and the earnings thereon are fully vested at all times. Vesting of employer contributions and the earnings thereon is based on years of continuous services, as follows:

                                      NONFORFEITABLE
                      YEARS OF            VESTED
                      SERVICE           PERCENTAGE
                      -------         --------------

                         1                33.33%
                         2                66.67%
                         3               100.00%

          Forfeitures amounts are used to reduce future employer contributions and totaled $1,574 and $681 for the years ended December 31, 1999 and 1998, respectively.

(3)     INVESTMENTS

          The Plan's various investments consist of pooled funds managed by the trustee and are described as follows:

          AGGRESSIVE GROWTH FUNDS - mutual funds consisting primarily of common stocks.

          GROWTH FUNDS - mutual funds consisting primarily of common stocks with a record of paying dividends, and which are widely recognized Standard & Poor's 500 and Standard & Poor's Mid-Cap issues or are of firms that have had significant earnings growth over the past 10 years.

          GROWTH & INCOME FUNDS - mutual funds consisting primarily of common stocks of well known companies with histories of stable and improving revenue and earnings, and fixed income and money market securities.

          BOND FUNDS - mutual funds consisting of government agency mortgage-related securities and investment grade corporate debt securities and debt securities of the U.S. government or its agencies.

          INTERNATIONAL FUNDS - mutual funds consisting primarily of common stocks from around the world.

          SHORT TERM FUND - mutual fund consisting of short term money market securities.

          GUARANTEED CERTIFICATE FUND - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.

          EMPLOYER STOCK - common stock of Air Methods Corporation.


                                                                     (Continued)

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



The  Plan's  investments  were  as  follows  at  December  31:

                                                FAIR VALUE
                                       ----------------------------
                                          1999             1998
                                       -----------       ---------
Pooled funds:
  Aggressive Growth Funds              $ 5,603,965  *    3,661,556  *
  Growth Funds                           2,602,895  *    2,164,195  *
  Growth and Income Funds                2,352,574  *    1,532,999  *
  Bond Funds                               566,046         501,065  *
  International Funds                      700,282  *      427,941
  Short Term Fund                          483,647         380,896
  Guaranteed Certificate Fund              273,799         259,909
Air Methods Corporation Common stock       199,915          11,976
                                       ------------      ----------

                                       $12,783,123       8,940,537
                                       ============      ==========

*  Represents  investments  that  are  5%  or more of the Plan's net assets.


          Net appreciation (depreciation) in fair value for the years ended December 31, including realized gains and losses, was as follows:

                                           1999        1998
                                        ----------  ----------
Pooled funds:
  Aggressive Growth Funds              $1,522,062    751,621
  Growth Funds                            522,314    411,259
  Growth & Income Funds                   359,331    247,544
  Bond Funds                                3,557     25,710
  International Funds                     193,921     67,068
  Short Term Fund                          16,336     14,229
Air Methods Corporation Common stock       70,598     (2,005)
                                       ----------  ----------

                                       $2,688,119  1,515,426
                                       ==========  ==========


(4)     FEDERAL  INCOME  TAXES

          The Plan has received a determination letter from the Internal Revenue Service stating that the Plan constitutes a qualified plan under
          Section 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes under provisions of Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

          Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

                                                                     (Continued)

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(5)     FINANCIAL  REPORTING

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999.
          Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                                        AIR METHODS CORPORATION
                                  401(K) AND RETIREMENT SAVINGS PLAN

                            Schedule of Assets Held for Investment Purposes

                                           December 31, 1999


                                                                        NUMBER OF
IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY                 UNITS, SHARES        FAIR VALUE
--------------------------------------------------------------  -------------------------  -----------
Great West Life & Annuity Insurance Company Pooled Funds:
  Aggressive Growth Funds:
    American Century Ultra                                                        208,989  $ 3,496,332
    Maxim Growth Index                                                             19,609      301,866
    AIM Constellation                                                              74,871    1,158,583
    Orchard Index 600                                                               4,961       50,544
    Lord Abbett Developing Growth                                                   4,242       57,463
    Profile Series I                                                               41,549      539,177
                                                                                           -----------
                                                                                             5,603,965
                                                                                           -----------

  Growth Funds:
    Orchard Index 500                                                              44,178      604,229
    AIM Weingarten                                                                 82,672    1,331,579
    Maxim T. Rowe Price Mid-Cap Growth                                              1,609       21,968
    Maxim Ariel Small-Cap Value                                                     2,799       26,824
    Maxim Loomis Sayles Small-Cap Value                                             4,502       40,944
    Profile Series II                                                              49,302      577,351
                                                                                           -----------
                                                                                             2,602,895
                                                                                           -----------

  Growth & Income Funds:
    AIM Charter                                                                    70,337    1,086,987
    Maxim Founder's Growth and Income                                              12,718      157,858
    Fidelity Advisor Equity Income                                                  5,782       64,526
    Fidelity Advisor Growth Opportunities                                          33,371      402,294
    Putnam Fund for Growth and Income                                              17,595      190,623
    Maxim Value Index                                                              14,909      172,924
    Profile Series III                                                             25,718      269,239
    Profile Series IV                                                                 506        5,464
    Profile Series V                                                                  255        2,659
                                                                                           -----------
                                                                                             2,352,574
                                                                                           -----------

  Bond Funds:
    Maxim Bond Index                                                               11,440      120,244
    Maxim Loomis Sayles Corporate Bond                                              4,829       50,640
    Maxim US Government Mortgage Securities                                        30,509      322,597
    Maxim Global Bond                                                               2,087       20,408
    Maxim Short-Term Maturity                                                       4,835       52,157
                                                                                           -----------
                                                                                               566,046
                                                                                           -----------

  International Funds:
    Maxim Index European                                                            8,688      108,600
    Fidelity Advisor Overseas                                                       1,689       22,854
    Maxim Invesco APR                                                               1,377       16,264
    Maxim Index Pacific                                                             8,136      142,649
    Putnam Global Growth                                                           22,474      409,915
                                                                                           -----------
                                                                                               700,282
                                                                                           -----------

  Maxim Money Market Fund                                                          42,148      463,063
  Short Term Fund I                                                                             20,584
  Guaranteed Certificate Funds                                                                 273,799
                                                                                           -----------

          Total pooled funds                                                                12,583,208

  Air Methods Corporation Common Stock                                             63,972      199,915

  Participant loans (interest rates ranging from 8.75% to 11%)                                 521,093
                                                                                           -----------

                                                                                           $13,304,216
                                                                                           ===========

See  accompanying  independent  auditors' report.